FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings
(Audited)

Risk in HSBC Holdings is overseen by the HSBC Holdings Asset and Liability Management Committee ('ALCO'). The major risks faced by HSBC Holdings are credit risk, liquidity risk and market risk (in the form of interest rate risk and foreign exchange risk), of which the most significant is credit risk.

Credit risk in HSBC Holdings primarily arises from transactions with Group subsidiaries and from guarantees issued in support of obligations assumed by certain Group operations in the normal conduct of their business. It is reviewed and managed within regulatory and internal limits for exposures by our Global Risk function, which provides high-level centralised oversight and management of credit risks worldwide.

HSBC Holdings' maximum exposure to credit risk at 31 December 2013 is shown below. Its financial assets principally represent claims on Group subsidiaries in Europe and North America.

All of the derivative transactions are with HSBC undertakings that are banking counterparties (2012: 100%) and for which HSBC Holdings has in place master netting arrangements. Since 2012, the credit risk exposure has been managed on a net basis and the remaining net exposure is specifically collateralised in the form of cash.

HSBC Holdings - maximum exposure to credit risk
(Audited)

	At 31 December 2013			At 31 December 2012
	Maximum exposure	Offset	Exposure to credit risk (net)	Maximum exposure	Offset	Exposure to credit risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m

Cash at bank and in hand:
- balances with HSBC undertakings ..........	407	-	407	353	-	353
Derivatives ..................................................	2,789	(2,755)	34	3,768	(3,768)	-
Loans and advances to HSBC undertakings ..	53,344	-	53,344	41,675	-	41,675
Financial investments ..................................	1,210	-	1,210	1,208	-	1,208
Financial guarantees and similar contracts ...	52,836	-	52,836	49,402	-	49,402
Loan and other credit-related commitments	1,245	-	1,245	1,200	-	1,200

	111,831	(2,755)	109,076	97,606	(3,768)	93,838

The credit quality of the loans and advances to HSBC undertakings is assessed as 'strong' or 'good', with 100% of the exposure being neither past due nor impaired (2012: 100%). The financial investments held by HSBC Holdings have a Standard and Poor's ('S&P') rating of A- (2012: A-).

Securitisation exposures and other structured products
(Audited)

This section contains information about our exposure to the following:

• asset-backed securities ('ABS's), including mortgage-backed securities ('MBS's) and related collateralised debt obligations ('CDO's);
• direct lending at fair value through profit or loss;
• monoline insurance companies ('monolines');
• leveraged finance transactions; and
• representations and warranties related to mortgage sales and securitisation activities.

Within the above is included information on the GB&M legacy credit activities in respect of Solitaire Funding Limited ('Solitaire'), the securities investment conduits ('SIC's), ABS trading portfolios and derivative transactions with monolines.

Further information in respect of Solitaire and the SICs is provided in Note 42 on the Financial Statements.

Accounting policies

Our accounting policies for the classification and measurement of financial instruments are in accordance with the requirements of IAS 32 'Financial Instruments: Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 13 'Fair Value Measurement', as described in Note 2 on the Financial Statements, and the use of assumptions and estimates in respect of the valuation of financial instruments is described in Note 15 on the Financial Statements.

Balance Sheet Management holds ABSs primarily issued by government agency and sponsored enterprises as part of our investment portfolios.

For further information on Balance Sheet Management, see page 238

Exposure in 2013
(Audited)

2013 saw an improvement in US macro-economic indicators and continued market appetite for structured products. Following the mid-year market response to the expectation that the scale of government repurchase schemes and quantitative measures may decrease, which led to depreciation in the value of MBSs issued by government agencies and sponsored enterprises, the second half of the year saw the market for these securities moderate and they traded with less volatility in this period. Spreads modestly tightened across the rest of the structured product market in the year, with a notable appreciation in US Alt-A RMBS prices as a result of the improved view on the US housing market.

Within the following table are assets held in the GB&M legacy credit portfolio with a carrying value of US$28bn (2012: US$31.6bn).

A summary of the nature of HSBC's exposures is provided in the Appendix to Risk on page 274.

Overall exposure of HSBC
(Audited)

	At 31 December 2013		At 31 December 2012
	Carrying amount29	Including sub-prime and Alt-A	Carrying amount29	Including sub-prime and Alt-A
	US$bn	US$bn	US$bn	US$bn

Asset-backed securities (ABSs)..................................	50.1	7.2	59.0	7.0
- fair value through profit or loss .............................	3.1	0.2	3.4	0.2
- available for sale30 .................................................	42.7	6.5	49.6	6.1
- held to maturity30 .................................................	1.1	-	1.6	0.1
- loans and receivables .............................................	3.2	0.5	4.4	0.6

Direct lending at fair value through profit or loss .....	0.1	0.1	1.0	0.6

Total ABSs and direct lending at fair value through profit or loss ...........................................	50.2	7.3	60.0	7.6
Less securities subject to risk mitigation from credit derivatives with monolines and other financial institutions ....	(1.5)	(0.2)	(1.9)	(0.2)

	48.7	7.1	58.1	7.4

Leveraged finance loans ...........................................	1.4	-	2.8	-
- loans and receivables .............................................	1.4	-	2.8	-

	50.1	7.1	60.9	7.4

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions............................................................	51.6	7.3	62.8	7.6

For footnotes, see page 263.

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs are held in GB&M structured entities ('SE's) established from the outset with the benefit of external investor first loss protection support, and positions held directly and by Solitaire, where we provide first loss protection of US$1.2bn through credit enhancement and a liquidity facility.

Movement in the available-for-sale reserve
(Audited)

	2013			2012
	Directly held/Solitaire31	SEs	Total	Directly held/Solitaire31	SEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Available-for-sale reserve at 1 January ........	(1,473)	(720)	(2,193)	(3,085)	(2,061)	(5,146)
Increase/(decrease) in fair value of securities	(442)	599	157	1,195	914	2,109
Effect of impairments32 ..............................	101	61	162	339	394	733
Repayment of capital ..................................	38	85	123	164	174	338
Other movements .......................................	262	(154)	108	(86)	(141)	(227)

Available-for-sale reserve at 31 December ...	(1,514)	(129)	(1,643)	(1,473)	(720)	(2,193)

For footnotes, see page 263.

Securities investment conduits
(Unaudited)

The total carrying amount of ABSs held through SEs in the overleaf table represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders, subject to the carrying amount of the capital notes being sufficient to offset the loss. Where the aggregate impairment charges exceeded the carrying value of the capital notes, liability write-backs of US$20m (2012: a charge of US$119m) were attributed to HSBC as shown in the table below. In respect of the SICs, the capital notes held by third parties are expected to absorb the cash losses in the vehicles.

Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire
(Unaudited)

	2013	2012
	US$m	US$m

Available-for-sale reserve .............................................................................................................	(37)	(787)
- related to asset-backed securities ...........................................................................................	(129)	(720)

Economic first loss protection .....................................................................................................	2,286	2,286
Carrying amount of capital notes liability ....................................................................................	457	249

Impairment (write-backs)/charge for the year:
- allocated to HSBC ................................................................................................................	(20)	119
- allocated to capital note holders ...........................................................................................	(96)	-

Impairment methodologies
(Audited)

The accounting policy for impairment and indicators of impairment is set out in Note 2 on the Financial Statements.

A summary of our impairment methodologies is provided in the Appendix to Risk on page 272.

Impairment charges/(write-backs)
(Unaudited)

	Year ended 31 December 2013			Year ended 31 December 2012
	Directly held/Solitaire31	SEs	Total	Directly held/Solitaire31	SEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Sub-prime residential ...............	(16)	(100)	(116)	23	(67)	(44)
US Alt-A residential ................	(156)	(20)	(176)	(209)	190	(19)
Commercial property ..............	10	6	16	125	-	125
Other assets .............................	(11)	(2)	(13)	74	(4)	70

Total impairment charge/(write-back) ..............	(173)	(116)	(289)	13	119	132

For footnote, see page 263.

Carrying amount of HSBC's consolidated holdings of ABSs, and direct lending held at fair value through profit or loss29
(Audited)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure33	Credit default swap protection34	Net principal exposure35
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Mortgage-related assets:
Sub-prime residential ...........................	178	2,977	-	-	403	3,558	2,782	4,504	112	4,392
Direct lending .................................	46	-	-	-	-	46	-	106	-	106
MBSs and MBS CDOs .....................	132	2,977		-	403	3,512	2,782	4,398	112	4,286

US Alt-A residential ............................	101	3,538	18	-	134	3,791	2,926	5,692	100	5,592
Direct lending .................................	10	-	-		-	10	-	14	-	14
MBSs ..............................................	91	3,538	18	-	134	3,781	2,926	5,678	100	5,578

US Government agency and sponsored enterprises:
MBSs ..............................................	178	18,661	1,110	-	-	19,949	-	19,812	-	19,812

Other residential .................................	618	1,925	-	-	399	2,942	1,513	3,981	53	3,928
Direct lending .................................	-	-	-	-	-	-	-	-	-	-
MBSs ..............................................	618	1,925	-	-	399	2,942	1,513	3,981	53	3,928

Commercial property
MBSs and MBS CDOs .....................	133	5,667	-	104	669	6,573	5,146	7,188	-	7,188

	1,208	32,768	1,128	104	1,605	36,813	12,367	41,177	265	40,912
Leveraged finance-related assets:
ABSs and ABS CDOs ...........................	294	5,011	-	-	251	5,556	4,310	5,841	365	5,476
Student loan-related assets:
ABSs and ABS CDOs ...........................	196	3,705	-	-	121	4,022	3,495	4,897	199	4,698
Other assets:
ABSs and ABS CDOs ...........................	1,271	1,265	-	34	1,186	3,756	989	4,805	1,010	3,795

	2,969	42,749	1,128	138	3,163	50,147	21,161	56,720	1,839	54,881

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure33	Credit default swap protection34	Net principal exposure35
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2012
Mortgage-related assets:
Sub-prime residential ...........................	698	2,455	-	-	435	3,588	2,723	5,483	130	5,353
Direct lending .................................	566	-	-	-	-	566	482	1,221	-	1,221
MBSs and MBS CDOs .....................	132	2,455	-	-	435	3,022	2,241	4,262	130	4,132

US Alt-A residential ............................	157	3,658	118	-	157	4,090	2,994	6,992	100	6,892
Direct lending .................................	71	-	-	-	-	71	-	77	-	77
MBSs ..............................................	86	3,658	118	-	157	4,019	2,994	6,915	100	6,815

US Government agency and sponsored enterprises:
MBSs ..............................................	369	23,341	1,455	-	-	25,165	-	23,438	-	23,438

Other residential .................................	695	2,084	-	-	499	3,278	1,459	3,888	87	3,801
Direct lending .................................	322	-	-	-	-	322	-	322	-	322
MBSs ..............................................	373	2,084	-	-	499	2,956	1,459	3,566	87	3,479

Commercial property
MBSs and MBS CDOs .....................	164	6,995	-	109	1,319	8,587	5,959	9,489	-	9,489
	2,083	38,533	1,573	109	2,410	44,708	13,135	49,290	317	48,973
Leveraged finance-related assets:
ABSs and ABS CDOs ...........................	450	5,330	-	-	284	6,064	4,303	6,726	717	6,009
Student loan-related assets:
ABSs and ABS CDOs ...........................	179	4,219	-	-	156	4,554	3,722	5,826	199	5,627
Other assets:
ABSs and ABS CDOs ...........................	1,511	1,553	-	49	1,537	4,650	1,140	5,769	1,318	4,451

	4,223	49,635	1,573	158	4,387	59,976	22,300	67,611	2,551	65,060

For footnotes, see page 263.

The above table excludes leveraged finance transactions, which are shown separately on page 209.

Transactions with monoline insurers
(Audited)

HSBC's exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of OTC derivative transactions, mainly CDSs. We entered into these CDSs primarily to purchase credit protection against securities held in the trading portfolio at the time.

During 2013, the notional value of contracts with monolines and our overall credit exposure to monolines decreased as a result of commutations, contract expiries and amortisations, and narrowing credit spreads. The table below sets out the fair value, of the derivative transactions at 31 December 2013, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by S&P at 'BBB- or above' at 31 December 2013, and those that were 'below BBB-' (BBB- is the S&P cut-off for an investment grade classification). The 'Credit valuation adjustment' column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

Market prices are generally not readily available for CDSs, so their value is based on the market prices of the referenced securities.

HSBC's exposure to derivative transactions entered into directly with monoline insurers
(Audited)

	Notional amount	Net exposure before credit valuation adjustment	Credit valuation adjustment36	Net exposure after credit valuation adjustment
	US$m	US$m	US$m	US$m
At 31 December 2013
Derivative transactions with monoline counterparties
Monolines - investment grade (BBB- or above) .....	3,297	299	(61)	238
Monolines - sub-investment grade (below BBB-) ....	523	190	(110)	80

	3,820	489	(171)	318

At 31 December 2012
Derivative transactions with monoline counterparties
Monolines - investment grade (BBB- or above) .....	4,191	606	(121)	485
Monolines - sub-investment grade (below BBB-) ....	957	303	(158)	145

	5,148	909	(279)	630

For footnotes, see page 263.

Credit valuation adjustments for monolines

For monolines, the standard CVA methodology (as described on page 350) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security.

HSBC's exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are 'wrapped' with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 31 December 2013. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement.

Leveraged finance transactions
(Audited)

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 206.

We held leveraged finance commitments of US$1.4bn at 31 December 2013 (2012: US$2.8bn), of which US$1.3bn (2012: US$2.6bn) were funded.

At 31 December 2013, our principal exposure was to companies in the communications and infrastructure sector.

HSBC's exposure to leveraged finance transactions
(Audited)

	Exposures at 31 December 2013			Exposures at 31 December 2012
	Funded37	Unfunded38	Total	Funded37	Unfunded38	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Europe ..........................................	1,256	176	1,432	2,108	162	2,270
North America ..............................	-	-	-	414	92	506

	1,256	176	1,432	2,522	254	2,776

Held within:
- loans and receivables ...............	1,256	176	1,432	2,522	252	2,774
- fair value through profit or loss ...............................................	-	-	-	-	2	2

For footnotes, see page 263.

Representations and warranties related to mortgage sales and securitisation activities
(Unaudited)

We have been involved in various activities related to the sale and securitisation of residential mortgages that are not recognised on our balance sheet. These activities include:

• the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and their securitisation by HSBC Securities (USA) Inc. ('HSI') between 2005 and 2007;

• HSI acting as underwriter for the third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

• the origination and sale by HSBC Bank USA of mortgage loans, primarily to government-sponsored entities.

In selling and securitising mortgage loans, various representations and warranties may be made to purchasers of the mortgage loans and MBSs. When purchasing and securitising mortgages originated by third parties and underwriting third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans, such as servicers, originators, underwriters, trustees or sponsors of securitisations, have been the subject of lawsuits and governmental and regulatory investigations and inquiries.

At 31 December 2013, a liability of US$99m (2012: US$219m) was recognised in respect of various representations and warranties regarding the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process and compliance with the origination criteria established by the agencies. In the event of a breach of its representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The estimated liability was based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and the expected future repurchase demands in respect of mortgages sold to date which were either two or more payments delinquent or might become delinquent at an estimated conversion rate. Repurchase demands of US$44m were outstanding at 2013 (2012: US$89m).

For further information on legal proceedings and regulatory matters, see Note 43 on the Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014